UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-14534

Precision Drilling Corporation
(Translation of registrant's name into English)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Precision Drilling Corporation
(Registrant)

Date: May 2, 2025	/s/ Carey T Ford
Carey T Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING CORPORATION HOLDING VIRTUAL-ONLY 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON MAY 15